AMENDMENT NO. 1 TO
SECURITIES PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT (“Amendment”) is made as of the ___ day of January, 2010 by and among Pressure BioSciences, Inc., a Massachusetts corporation (the “Company”) and the purchasers listed on the signature pages attached hereto (each a “Purchaser” and together the “Purchasers”).  Terms used but not defined herein shall have the meaning ascribed to them in the Securities Purchase Agreement (as defined below).

WHEREAS, the Company has sold an aggregate of an aggregate of 62,039 units (“Units”) comprised of (i) one share of Series B Convertible Preferred Stock, $.01 par value (the “Preferred Stock”) and (ii) a warrant to purchase one share of Preferred Stock (the “Warrant”) to certain investors at a purchase price of $18.80 per Unit pursuant to the terms of that certain Securities Purchase Agreement dated on or about November 18, 2009 by and among the Company and the Purchasers (the “Securities Purchase Agreement”) for an aggregate purchase price of approximately $1,166,333.

WHEREAS, Section 2.4 of the Securities Purchase Agreement provides that after the initial Closing and from time to time until December 31, 2009, the Company may sell, on the same terms and conditions as contained in the Securities Purchase Agreement, up to the remaining aggregate of $2,500,000 of Units, if any, with the Per Unit Purchase Price being determined on the basis of such subsequent Closing Date.

WHEREAS, the Company desires to continue to offer and sell up to the remaining additional $1,333,666 of Units, on substantially the same terms and conditions set forth in the Securities Purchase Agreement as amended hereby, at one or more closings to be held no later than March 31, 2010 (the “Subsequent Closings”).

WHEREAS, Section 5.4 of the Securities Purchase Agreement provides that no provision of the Securities Purchase Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and all of the Purchasers.

NOW, THEREFORE, in consideration of the Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree as follows:

1.           Amendments to Preferred Stock Purchase Agreement.

1.1.           The first paragraph of Section 2.4. of the Securities Purchase Agreement is hereby deleted in its entirety and replaced with the following language in lieu thereof:

“2.4           The initial Closing of the purchase and sale of the Units shall not take place until such time as the Escrow Agent has received at least $600,000 in Subscription Amounts.  After the Escrow Agent has received such Subscription Amounts, the Company may select, in its sole discretion, a date for the initial Closing to occur, which may not be later than December 16, 2009.  After the initial Closing and from time to time until March 31, 2010, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to the remaining aggregate of $2,500,000 of Units, if any, with the Per Unit Purchase Price being determined on the basis of such subsequent Closing Date.”

2.           Full Force and Effect. Except as amended hereby, the Securities Purchase Agreement shall remain in full force and effect in accordance with its original terms.

3.           Governing Law.  This Amendment is governed by the laws of the State of Massachusetts.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Securities Purchase Agreement as of the date first written above.

PRESSURE BIOSCIENCES, INC.

By:
Name: Richard T. Schumacher
Title: President and Chief Executive Officer

Amendment No. 1 to the Securities Purchase Agreement

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Securities Purchase Agreement as of the date first written above.

By:

Purchaser:

Name of Signatory:

Title of Signatory:

Dated:

Amendment No. 1 to the Securities Purchase Agreement